EXHIBIT 7.05

CONSORTIUM TERMINATION AGREEMENT
Abax Global Capital (Hong Kong) Limited
Two International Finance Centre
Suite 6708, 8 Finance Street, Central
Hong Kong

February 28, 2011

Mr. Li Fu
TYG Center Tower B, Suite 2601
Dongsanhuan Bei Lu, Bing 2
Beijing, 100027, China

Dear Mr. Fu:

You and we are parties to a consortium agreement dated November 3, 2010 (the “Agreement”), pursuant to which you agreed to cooperate exclusively with Abax Global Capital (Hong Kong) Limited (“Abax”) to pursue a possible acquisition (the “Transaction”) of Fushi Copperweld, Inc. (“Fushi”). Pursuant to the Agreement, you and Abax submitted a preliminary non-binding proposal for the Transaction to the board of directors of Fushi (the “Board”) on November 3, 2010 (the “Proposal”).  You have informed us that you now wish to terminate the Agreement at the request of the Special Committee of the Board.

Accordingly, the parties agree as follows:

1.           Termination.  Mr. Fu and Abax hereby mutually agree to terminate the Agreement pursuant to its terms effective immediately upon the delivery of this Agreement to the Special Committee.

2.           Confidentiality.  Each of Mr. Fu and Abax shall, and shall direct its employees, directors, officers, partners, members, affiliates, agents, advisors (including but not limited to legal counsel, accountants, consultants and financial advisors) to, keep this letter agreement, the Agreement and all discussions, negotiations and other information with respect to this letter agreement and the Agreement confidential, other than as mutually agreed in writing by you and Abax or as required by applicable laws, rules or regulations.

3.           Governing Law; Arbitration. This letter agreement and all matters arising out of or relating to this letter agreement shall be governed by and construed in accordance with the laws of Hong Kong, without reference to conflict of laws principles. Any dispute, controversy or claim arising out of or relating to this letter agreement, including the validity, invalidity, breach or termination thereof, shall be settled by arbitration in Hong Kong under the Hong Kong International Arbitration Centre Administered Arbitration Rules (the “Rules”) in force when the notice of arbitration is submitted in accordance with these Rules. There shall be three arbitrators. The arbitration proceedings shall be conducted in English.

5.           Counterparts; Entire Agreement. This letter agreement may be signed and delivered by facsimile or portable document format via electronic mail and in one or more counterparts, each of which shall be deemed an original but all of which shall be deemed to constitute a single instrument. This letter agreement sets forth the entire agreement and understanding among the parties and supersedes all prior agreements, discussions and documents relating thereto, including, but not limited to, the Agreement. No party hereto will be entitled to punitive, exemplary, special, unforeseen, incidental, indirect or other consequential damages.

Please confirm your agreement with the foregoing by having a duly authorized officer of your organization sign and return one copy of this letter to the undersigned, whereupon this letter agreement shall become a binding agreement among Mr. Fu and Abax.

Very truly yours,

Abax Global Capital (Hong Kong) Limited

By:	/s/ Richard Yee
	Name:	Richard Yee
	Title:	Authorized signatory

CONFIRMED AND AGREED

as of the date written above:

/s/ Li Fu
Name:	Mr. Li Fu